  EXHIBIT 4.3

Employment Agreement

Party A: Tantech Holdings Ltd.

Party B: Mingqin Dong        , ID NO. : [  ]

According to the relevant provisions of the "Contract Law of the People's Republic of China", both parties A and B reached an agreement on the employment of Party B as follows.

1. Employment

Party A hires Party B as the company's COO.

2. Responsibilities of Party B:

(1) As the company's core management, participate in the formulation of company strategies, and promote the implementation of the company's strategic business goals, and are responsible for the results of operations;

(2) Comprehensively control the company's business operation management, build operation system, brand marketing system, product system, customer service system and sales system, etc., which can optimize business links in real time according to the operation status and improve business operation efficiency;

(3) Implement various business management and marketing management activities to ensure the completion of business and management indicators, accurately locate business ideas based on market trends and development trends, and study and formulate business strategies and guidelines in light of market conditions;

(4) Under the guidance of the company's business strategy, conduct market surveys and feedback, comprehensive planning of the business direction, strengthen the company's brand image construction, promote the company's extension, connotation value, improve the company's popularity and brand influence;

(5) Lead the internal team building of the enterprise, improve the internal management mechanism and innovative incentive mechanism, optimize the company's human resource allocation, and continuously improve the company's overall organizational capabilities。

(6) Coordinate the relationship between various departments, ensure smooth information, rationally allocate resources of each department, and achieve maximum conversion and output of resources.

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3. Term

The first appointment period is from December 6, 2022 to December 5, 2025. If the two parties have not proposed to renew the contract before the expiration of the agreement, the agreement shall be deemed to be automatically terminated on the expiration date.

4. Working methods

Party B works full-time in Party A, the working hours refer to Party B's personnel system; the place of work is Lishui; Party B can no longer concurrently serve as COO of other listed companies outside the Forsen system(Except New Third Board Company).

5. Compensation and Payment:

Compensation:  RMB 180,000 per year.

The payment method : RMB 15,000 per month

Party B ’s travel expenses incurred for Party A ’s work are reported and reimbursed according to the invoice.

6. Confidentiality

In view of the nature of Party B ’s work, Party B ’s confidentiality obligations are set out in the Confidentiality Agreement signed by both parties.

7. Settlement of disputes

This agreement becomes effective after the official seal is signed by both parties. Disputes arising from the performance of this agreement will be resolved through consultation between the two parties.

8. This agreement is made in duplicate, with the same legal effect, one for each party.

Party A (Stamp) Tantech Holdings Ltd	Party B (Signature): Mingqin Dong

Date: 6 December 2022

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